Exhibit 99.1

Claude Resources Inc. Announces Release Date of 2013 Results and Conference Call

Trading Symbols: TSX: CRJ, OTCQB: CLGRF

SASKATOON, March 21, 2014 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") (TSX: CRJ; OTCQB: CLGRF) has announced that it will release its 2013 operating and financial results prior to market open on March 31, 2014.

In addition to the news release, the Company will host a conference call and webcast on April 1, 2014 beginning at 1:30 PM Eastern Time to discuss the results.

To participate in the conference call please dial 1-647-427-7450 or 1-888-231-8191.  A replay of the conference call will be available until April 8, 2014 by calling 1-855-859-2056 and entering the password 14025814.

To view and listen to the webcast on April 1, 2014 please use the following URL in your web browser: http://www.newswire.ca/en/webcast/detail/1321849/1459967.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

SOURCE: Claude Resources Inc.

%CIK: 0001173924

For further information:

Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7501
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 15:36e 21-MAR-14